Filed by Blade Urban Air Mobility, Inc.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.

Commission File No.: 001-39046

Wisk to Provide and Operate up to 30 Electric Vertical Aircraft for Key Blade Urban Air Mobility Routes

●	Wisk, a joint venture between Boeing and Kitty Hawk, to own, operate and maintain up to 30 Electric Vertical Aircraft to be deployed on Blade's U.S. network

●	Blade and Wisk to form a working group to engage with regulators and municipalities and pursue charging infrastructure and next generation air traffic control systems

May 5, 2021—NEW YORK, NY AND MOUNTAIN VIEW, CA— Blade Urban Air Mobility, Inc. and Wisk Aero LLC today announced an arrangement for Wisk to provide Blade with up to 30 Electric Vertical Aircraft ("EVA" or "eVTOL").

Wisk is an Urban Air Mobility (“UAM”) company dedicated to delivering safe, everyday flight for everyone and is the company behind the first all-electric, autonomous eVTOL aircraft in the U.S. Following FAA certification, Blade and Wisk intend to deploy the aircraft on short-distance routes between Blade’s network of dedicated terminals throughout the U.S., with Wisk aircraft being chartered by Blade at an hourly rate on those routes. Wisk will be compensated based on Blade flight time utilized on the aircraft, which will be owned, operated, and maintained by Wisk for Blade’s use. Blade expects to leverage its existing flight volumes to provide minimum flight hour guarantees to Wisk. Wisk’s deployment of its aircraft on Blade routes is subject to the parties entering into definitive agreements.

Blade and Wisk will also form a working group to assist in the deployment of technologies necessary for aircraft charging and next-generation air traffic management. The working group will also leverage Blade’s six years of experience with UAM services in the most congested markets to inform future Wisk design principles. Wisk currently operates autonomous eVTOL aircraft pursuant to experimental type certificates and plans to begin initial test flights in Blade’s key service areas when possible.

“We look forward to working with Wisk to help accelerate Blade’s transition from conventional rotorcraft to safe, quiet, emission-free Electric Vertical Aircraft," said Rob Wiesenthal, CEO of Blade.

“This arrangement validates that UAM is the future of mobility,” said Gary Gysin, CEO of Wisk. “To date, we have been focused on developing an aircraft and customer experience that is efficient, accessible, and - most importantly - safe. The combination of our expertise as an autonomous eVTOL aircraft manufacturer and operator, with the operational expertise of Blade, will help usher in an even greater level of safety and service.”

"The Wisk-Blade arrangement is a perfect fit for our asset light model," said Will Heyburn, CFO and Head of Corporate Development for Blade. "Backed by Boeing's deep aerospace experience, Wisk will own, operate and maintain their aircraft as part of our network, allowing Blade to focus on delivering a great experience to our fliers.”

Blade and Wisk are both committed to an open-network approach to Urban Air Mobility. Wisk intends to provide aircraft to multiple customer-facing platforms while Blade expects to utilize a variety of EVA, based on mission requirements, and recently announced that it secured 20 piloted EVA from a third-party manufacturer, scheduled for deployment starting in late 2024.

About Blade

Blade is a technology-powered urban air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad. Today, the company predominantly uses helicopters and amphibious aircraft. Its asset-light model, coupled with its exclusive passenger terminal infrastructure, is designed to facilitate a seamless transition to Electric Vertical Aircraft ("EVA" or “eVTOL”), enabling lower cost air mobility to the public that is both quiet and zero emissions.

On December 15, 2020, Blade announced it would become a public company through a merger with a special purpose acquisition company, Experience Investment Corp. (NASDAQ: EXPC). Closing of the merger is subject to approval by the stockholders of both Blade and Experience Investment Corp. and the satisfaction or waiver of certain other conditions.

For more information, visit blade.com/investors.

About Wisk

Wisk is an urban air mobility company dedicated to delivering safe, everyday flight for everyone. Wisk’s self-flying, eVTOL (electric vertical takeoff and landing) air taxi, will make it possible for passengers to skip the traffic and get to their destination faster. Based in the San Francisco Bay Area and New Zealand, Wisk is an independent company backed by The Boeing Company and Kitty Hawk Corporation. With a decade of experience and approximately 1500 test flights, Wisk is shaping the future of daily commutes and urban travel, safely and sustainably.

For more information, follow us on LinkedIn, Twitter, Instagram or Facebook, or visit wisk.aero.

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including with respect to the agreement between Blade and Wisk and the proposed business combination of Blade and Experience Investment Corp. (“EIC”), are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Blade’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements and transactions described in this press release; (2) the inability to complete the transactions due to the failure of any party to satisfy relevant terms and conditions; (3) costs related to the transactions; (4) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions; (5) the possibility that Blade may be adversely affected by other economic, business, regulatory and/or competitive factors; (6) the impact of COVID-19 on Blade’s business and/or the ability of the parties to complete the transactions; and (7) the outcome of any legal proceedings that may be instituted against Blade or any of its directors or officers, following the announcement of the transactions. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or the transactions described in this press release. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Blade undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

Additional Information and Where to Find It

EIC has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”) and a definitive proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about EIC, Blade and the Merger. The definitive proxy statement/prospectus has been mailed to stockholders of EIC as of March 17, 2021, the record date established for voting on the Merger. Stockholders are also able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800, Denver, CO 80206 or mrichardson@riverinc.com.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the business combination with Blade. EIC and Blade urge investors, stockholders and other interested persons to read the Form S-4 and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Blade, EIC and the business combination. Information regarding the participants in the proxy solicitation, including EIC’s directors and officers and Blade’s directors and officers, and a description of their respective direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and the definitive proxy statement/prospectus for the business combination. Each of these documents is available at the SEC’s website or by directing a request to EIC as described above under “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Merger and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Contacts

For Blade Media Relations
Phil Denning / Nora Flaherty

BladeMediaRelations@icrinc.com

For Blade Investor Relations
Mike Callahan / Tom Cook

BladeIR@icrinc.com

For Wisk

Chris Brown

media@wisk.aero

For Experience Investment Corp.
Maureen Richardson
mrichardson@riverinc.com